Filed Pursuant to Rule 253(g)(2)

File No. 024-11751

OFFERING CIRCULAR

Tiderock Companies, Inc.

50,000,000 Shares of Common Stock

By this Offering Circular, Tiderock Companies, Inc., a Nevada corporation, is offering for sale a maximum of 50,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.05 per share, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $1,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $500. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Upon qualification of this offering by the SEC, a total of $327,590 of principal and accrued interest of certain convertible notes (the “2021 Notes”) will, by their terms, be eligible for conversion into Offered Shares (the Offered Shares issued upon conversion of the 2021 Notes are referred to as the “Conversion Shares”), at the election of their respective holders, at the offering price for all of the Offered Shares, $0.05 per share converted. (See “Use of Proceeds” and “Plan of Distribution”).

Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering commenced on December 30, 2021; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	50,000,000	$0.05	$-0-	$2,500,000	(3)

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(1)

We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”
(3)

The amount of proceeds received by us includes a total of $327,590 of principal and accrued interest of the 2021 Notes. After deducting the aggregate principal and interest amount due under the 2021 Notes, we will receive cash proceeds from sales of the Offered Shares equal to $2,172,410. See “Use of Proceeds” and “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “TDRK” in the OTC Pink marketplace of OTC Link. On December 29, 2021, the closing price of our common stock was $0.0643 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series C Convertible Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series C Convertible Preferred Stock has the following voting rights: each share of Series C Convertible Preferred Stock possesses voting rights equivalent to 1,000 common shares in all matters requiring shareholder approval. Our current officers and directors, as the owners of all outstanding shares of the Series C Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

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THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution-State Law Exemption” and “Offerings to Qualified Purchasers-Investor Suitability Standards” (page 4). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is December 30, 2021.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to Tiderock Companies, Inc., a Nevada corporation, including its wholly-owned subsidiaries: Sora Ventures, LLC, a Colorado limited liability company, and Tiderock Development, LLC, a Colorado limited liability company.

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Our Company

Our company was incorporated in the State of Nevada on June 20, 2000, as All Printer Supplies.com. In April 2003, our corporate name changed to BV Pharmaceuticals, Inc. In March 2006, our corporate name changed to Radial Energy, Inc. In May 2014, our corporate name changed to iPure Labs, Inc. In September 2021, our corporate name was changed to Tiderock Companies, Inc.

We are a real estate development and advisory services company, intent on managing the entire cycle of the real estate development process: acquisition, design, develop and build. Initially, our areas of focus will include work force housing, affordable housing, commercial land development and mixed-use development. Our initial efforts are focused in Maryland. (See “Business”).

Offering Summary

Securities Offered	50,000,000 shares of common stock, par value $0.001 (the Offered Shares).
Offering Price	$0.05 per Offered Share.
Shares Outstanding Before This Offering	45,614,218 shares issued and outstanding as of the date hereof.
Shares Outstanding After This Offering	95,614,218 shares issued and outstanding, assuming the sale of all of the Offered Shares hereunder.
Minimum Number of Shares to Be Sold in This Offering	None
Disparate Voting Rights

Our outstanding shares of Series C Convertible Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series C Convertible Preferred Stock has the following voting rights: each share of Series C Convertible Preferred Stock possesses voting rights equivalent to 1,000 common shares in all matters requiring shareholder approval. Our officers and directors, Thomas Fore and William Waldrop, as the owners of 92.85% of the outstanding shares of the Series C Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and (“Security Ownership of Certain Beneficial Owners and Management”).

Investor Suitability Standards

The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “TDRK” in the OTC Pink marketplace of OTC Link.
Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Conversion of the 2021 Notes

Upon qualification of this offering by the SEC, a total of 327,590 of principal and accrued interest of the 2021 Notes will, by their terms, be eligible for conversion into Offered Shares (the Conversion Shares), at the election of their respective holders, at the offering price for all of the Offered Shares, $0.05 per share converted. We would realize $327,590 of proceeds from the sale and issuance of the Conversion Shares and there would be 43,448,200 Offered Shares remaining for sale pursuant to this Offering Circular. (See “Use of Proceeds” and “Plan of Distribution”).

Use of Proceeds

We will apply the cash proceeds of this offering for advisory services, marketing expenses, real estate acquisition and development, general and administrative expenses and working capital. (See “Use of Proceeds”).

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 25 Schilling Road, Hunt Valley, Maryland 21031; our telephone number is 866-427-6143; our corporate website is located at www.tiderockcompanies.com. No information found on our company’s website is part of this Offering Circular.

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Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Associated with the COVID-19 Pandemic

It is possible that the Coronavirus (“COVID-19") pandemic could cause long-lasting stock market volatility and weakness, as well as long-lasting recessionary effects on the United States and/or global economies. Should the negative economic impact caused by the COVID-19 pandemic result in continuing long-term economic weakness in the United States and/or globally, our ability to expand our business would be severely negatively impacted. It is possible that our company would not be able to sustain during any such long-term economic weakness.

Risks Related to Our Company

We have incurred losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. We have incurred losses in prior periods. For the nine months ended September 30, 2021, we incurred a net loss of $594,984 (unaudited) and, as of that date, we had an accumulated deficit of $599,633 (unaudited). For the year ended December 31, 2020, we incurred a net loss of $4,649 (unaudited) and, as of that date, we had an accumulated deficit of $4,649 (unaudited). Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods. There is no assurance that we will ever earn a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our new business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

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We do not have a successful operating history. For the year ended December 31, 2020, and the nine months ended September 30, 2021, we generated a net loss from operations, which makes an investment in the Offered Shares speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•	our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;
•	our ability to execute our business strategies;
•	our ability to manage our expansion, growth and operating expenses;
•	our ability to finance our business;
•	our ability to compete and succeed in highly a competitive industry; and
•	future geopolitical events and economic crisis.

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There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We may not be successful in establishing our real estate business model. We are unable to offer assurance that we will be successful in establishing our real estate development business model. Should we fail to do so, you can expect to lose your entire investment in the Offered Shares.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our executive officers; the loss of these executive officers could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our real estate business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Thomas Fore, and our Chief Financial Officer, William Waldrop. The loss of service of either of Messrs. Fore or Waldrop, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into employment agreements with either of Messrs. Fore or Waldrop. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our real estate development business strategies are not based on independent market studies. We have not commissioned any independent market studies with respect to the real estate development industry. Rather, our plans for implementing our real estate development business and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

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Risks Related to Our Business

Our real estate development strategies may not be successful. We will be required to self-develop or become involved in other real estate development opportunities, in order to generate revenues. Should we fail in these efforts, our operations will be adversely affected.

We are in competition with companies that are larger, more established and better capitalized than are we. The real estate development industry is highly competitive and subject to change, as there are few barriers to entry. Many of our potential competitors possess substantially greater financial, technical and personnel resources, longer operating histories and greater name recognition. There is no assurance that we will be able to compete successfully in this environment.

Our property acquisition and development strategy involves a high risk of loss. We may suffer losses in acquiring and developing properties, including losses due to environmental and other liabilities, labor disputes, occupational health and safety, cost overruns and other factors. Additionally, any properties in which we have an interest may decline in value for reasons specific to the property, in particular, or the real estate market, in generally.

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The returns we earn on our real estate assets will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties. The returns we earn on our real estate assets will be impacted by risks generally incident to the ownership of real estate, including:

•	changes in local conditions, including oversupply of space or reduced demand for real estate assets of the type we own;
•	inflation and other increases in operating costs, including insurance premiums, utilities and real estate taxes;
•	changes in supply of, or demand for, similar or competing properties in a geographic area;
•	an inability to refinance properties on favorable terms;
•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
•	the illiquidity of real estate investments generally;
•	changes in tax, real estate, environmental, land use and zoning laws;
•	vacancies or inability to rent space on favorable terms;
•	acts of God, such as earthquakes, floods and hurricanes;
•	inability to collect rents from tenants;
•	discretionary consumer spending and changing consumer tastes; and
•	periods of high interest rates and negative capital market conditions.

Further, we may be limited in our ability to vary our portfolio in response to changes in economic, market or other conditions, including by restrictions on transfer imposed by our joint venture partners, if any, or by our lenders, if any. Additionally, the return on our real estate assets also may be affected by a continued or exacerbated general economic slowdown, as a whole, or by the local economy where our current properties are located, including:

•	poor economic conditions may result in defaults by tenants of our properties;
•	job transfers and layoffs may cause tenant vacancies to increase; and
•	increasing concessions, reduced rental rates or capital improvements may be required to maintain occupancy levels.

As a result of limited geographic diversification of our real property interests in the Baltimore, Maryland, area, our operating results and the value of our real estate assets may be affected by local economic changes that have an adverse impact on the real estate market in this area. Currently, all of our real property interests are located in the Baltimore, Maryland, area. As a result of this limited geographic diversification, our operating results and the value of our real estate assets are likely to be impacted by economic changes affecting the real estate markets in this area. We are subject to greater risk, to the extent that we lack a geographically diversified portfolio.

Continued market disruptions may adversely affect our operating results. In recent years, the global financial markets have experienced pervasive and fundamental disruptions. A disruption in the financial markets often results in a significant negative impact on the financial markets. Such disruptions have had, and may continue to have, an adverse impact on the availability of credit to businesses, generally, and have resulted in, and could lead to, further weakening of the U.S. economy. Our business may be adversely affected by market and economic challenges experienced by the U.S. economy or real estate industry generally or by the local economic conditions where our properties are located.

Our operating results could be negatively impacted during periods of rising inflation or during periods of deflation. Inflationary expectations or periods of rising inflation could also be accompanied by rising prices of commodities that are critical to the development or maintenance of real estate assets or to the return expected with respect to such assets. During periods of high inflation, capital tends to move to other assets, such as (historically) gold, which may adversely affect the prices at which we are able to sell our real estate interests. The market value of such investments may decline in value in times of higher inflation rates.

During periods of deflation, the demand for assets in which we have invested could fall, reducing the revenues generated by, and therefore the value of, such investments, resulting in reduced returns to us. Where the operating costs and expenses associated with any such investments do not fall by a corresponding amount, the rate of return to us could be further reduced. As a result, it may be more difficult for leveraged assets to meet or service their debt obligations. Periods of deflation are often characterized by a tightening of money supply and credit, which could limit the amounts available to us with which to acquire or refinance our investments, which would limit the number and size of investments that we may make and affect the rate of return to us. Such economic constraints could also make the real estate assets in which we may invest more illiquid, preventing us from divesting such assets efficiently and so reducing the return to us from such investments.

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Our co-venture partners or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower our overall return on our investments. For the foreseeable future, we expect to enter into co-venture arrangements with third parties in connection with our real estate investments. Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

•	the possibility that our co-venturer or partner might become bankrupt;
•	the possibility that a co-venturer or partner might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;
•	the possibility that a co-venturer or partner may, at any time, have economic or business interests or goals that are, or that become, inconsistent with our business interests or goals;
•	the possibility that, because a co-venturer or partner will have competing interests for its time and resources, it may find it difficult to allocate its time between our business and its other activities;
•	the possibility that we may incur liabilities as the result of an action taken by a co-venturer or partner; or
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the possibility that a co-venturer or partner may exercise buy/sell rights that force us either to acquire the entire investment or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect our returns. The nature of the activities at certain properties in which we may own an interest may expose us and our tenants or operators to potential liability for personal injuries and, in certain instances, property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that may be uninsurable or not economical to insure, or may be insured subject to limitations such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. We cannot assure you that we will have adequate coverage for any such losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of the particular asset will likely be reduced by the uninsured loss. In addition, we cannot assure you that we will be able to fund any uninsured losses.

The costs of compliance with environmental laws and regulations may adversely affect our operating results. All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of removing or remediating could be substantial. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property or to use the property as collateral for borrowing.

Environmental laws and regulations also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws and regulations provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability on us or that the environmental condition of our properties will not be affected by the manner in which tenants operate their businesses, the existing condition of the land, operations in the vicinity of the properties such as the presence of underground storage tanks, or the activities of unrelated third parties.

We may incur significant costs to comply with the Americans with Disabilities Act or similar laws. Our properties will generally be subject to the Americans with Disabilities Act of 1990, as amended (or “Disabilities Act”). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. In addition, with respect to any apartment properties located in the United States, we also must comply with the Fair Housing Amendment Act of 1988, or FHAA, which requires that apartment communities first occupied after March 13, 1991 be accessible to disabled residents and visitors. We may incur significant costs to comply with these laws.

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Property tax increases may reduce the income from our properties. The amount we pay in property taxes may increase from time to time, due to rising real estate values and adjustments in assessments. Increases in real estate values or assessment rate adjustments will result in higher taxes. We may not be able to increase rental revenues sufficiently to cover any such increases in real estate taxes.

Short-term leases may expose us to the effects of declining market rent. To the extent our properties have sort-term lease agreements with tenants, there is no assurance that we will be able to renew any such leases as they expire or attract replacement tenants on comparable terms, if at all.

Governmental regulation may increase the costs of operating properties. There are various local, state and federal fire, health, life-safety and similar regulations with which we will be required to comply that may subject us to liability in the form of fines or damages for non-compliance. Complying, or failure to comply, with these laws or regulations could increase the cost of acquiring or operating properties. Further, there can be no assurance that new applications of laws, regulations and policies, or changes in such laws, regulations and policies, will not occur in a manner that could have a detrimental effect on the properties we owned prior to the change, which could result in us incurring added costs to comply or maintain licenses and permits.

Risks Related to Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

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Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series C Convertible Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. Our officers and directors, Thomas Fore and William Waldrop, own, in total, 92.85% of the outstanding shares of our Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock has the following voting rights: each share of Series C Convertible Preferred Stock possesses voting rights equivalent to 1,000 common shares in all matters requiring shareholder approval. Messrs. Fore and Waldrop will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

The outstanding shares of our Series C Convertible Preferred Stock represent potential significant future dilution in ownership of our common stock, including the Offered Shares. The outstanding shares of our Series C Convertible Preferred Stock are convertible into a total of 210,000,000 shares of our common stock at any time. At such time as these shares of Series C Convertible Preferred Stock are converted into shares of common stock, holders of our common stock, including the Offered Shares, will incur significant dilution in their ownership of our company.

We have outstanding convertible debt instruments that could negatively affect the market price of our common stock. Certain of our outstanding convertible debt instruments could negatively affect the market price of our common stock, should their respective exercise prices, at the time of exercise, be lower than the then-market price of our common stock. We are unable, however, to predict the actual effect that the conversion of any such convertible debt instruments would have on the market price of our common stock. (See “Description of Securities—Convertible Promissory Notes”).

There is no minimum offering and no person has committed to purchase any of the Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

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We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

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Our common stock is thinly traded and its market price may become highly volatile. There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;
•	operating results that vary from the expectations of investors;
•	changes in expectations as to our future financial performance, including financial estimates by investors;
•	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
•	changes in our capital structure;
•	announcements of innovations or new services by us or our competitors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	lack of success in the expansion of our business operations;
•	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
•	additions or departures of key personnel;
•	asset impairment;
•	temporary or permanent inability to offer our real estate management services; and
•	rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock. In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

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DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of September 30, 2021, was $(1,234,561) (unaudited), or $(0.03) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Offered Shares

Assumed offering price per share	$0.05
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.03)
Increase in net tangible book value per share after giving effect to this offering	$0.04
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$0.01
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.04

Assuming the Sale of 75% of the Offered Shares

Assumed offering price per share	$0.05
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.03)
Increase in net tangible book value per share after giving effect to this offering	$0.04
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$0.01
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.04

Assuming the Sale of 50% of the Offered Shares

Assumed offering price per share	$0.05
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.03)
Increase in net tangible book value per share after giving effect to this offering	$0.03
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$0.00
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.05

Assuming the Sale of 25% of the Offered Shares

Assumed offering price per share	$0.05
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.03)
Increase in net tangible book value per share after giving effect to this offering	$0.02
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$(0.01)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.06

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USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	12,500,000	25,000,000	37,500,000	50,000,000
Gross proceeds	$625,000	$1,250,000	$1,875,000	$2,500,000
Offering expenses	20,000	20,000	20,000	20,000
Net proceeds	$605,000	$1,230,000	$1,855,000	$2,480,000

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Advisory Services and Marketing Expenses	$62,500	$125,000	$187,500	$250,000
Real Estate Acquisition & Development	137,500	575,000	984,910	1,422,410
General and Administrative	56,160	167,500	261,250	355,000
Working Capital	21,250	34,910	93,750	125,000
Plus the cash value of the amount attributable to the conversion of the 2021 Notes(1)	327,590	327,590	327,590	327,590
Total Net Proceeds	$605,000	$1,230,000	$1,855,000	$2,480,000

______________

(1)

The 2021 Notes, which are convertible at the election of their respective holders, include: (a) Bellridge Capital, LP, $170,500 principal amount senior convertible promissory note due June 24, 2022, with interest at 12% per annum and an OID of $15,500; (b) AES Capital Management, LLC, $96,000 principal amount 4% convertible redeemable note due June 16, 2022, with interest at 4% per annum and an OID of $16,000; and (c) AES Capital Management, LLC, $48,000 principal amount 4% convertible redeemable note due October 29, 2022, with interest at 4% per annum and an OID of $8,000. The proceeds of loans in consideration of which we issued the 2021 Notes were used for general corporate purposes.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the real estate development industry, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

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PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 50,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.05 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Upon qualification of this offering by the SEC, a total of $327,590 of principal and accrued interest of the 2021 Notes will, by their terms, be eligible for conversion into Offered Shares (the Conversion Shares), at the election of their respective holders, at the offering price for all of the Offered Shares, $0.05 per share converted. (See “Use of Proceeds”).

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Thomas Fore. Mr. Fore will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Fore is exempt from registration as a broker-dealers under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Fore:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:
•	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

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As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Fore at: investors@tiderockcompanies.com; all relevant information will be delivered to you by return e-mail.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See State Qualification and Investor Suitability Standards below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

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Minimum Purchase Requirements

You must initially purchase at least $1,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $500.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan to sell the Offered Shares in Colorado, Connecticut, Delaware, Georgia, Puerto Rico and New York. However, we may, at a later date, decide to sell Offered Shares in other states. In the case of each state in which we sell the Offered Shares, we will qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 1,495,000,000 shares of common stock, $.001 par value per share; and (b) 5,000,000 shares of Preferred Stock, $.001 par value per share, 2,500,000 of which have been designated Series C Convertible Preferred Stock.

As of the date of this Offering Circular, there were (y) 45,614,218 shares of our common stock issued and outstanding held by 216 holders of record; and (z) 2,100,000 shares of Series C Convertible Preferred Stock issued and outstanding held by four holders of record. In addition, a total of 119,157,920 shares are reserved for issuance under convertible instruments.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

In addition, 92.85% of the issued and outstanding shares of Series C Convertible Preferred Stock are owned by our officers and directors, Thomas Fore (52.38%) and William Waldrop (40.47%). Messrs. Fore and Waldrop, thus, control all corporate matters of our company. Further, should Mr. Fore and Mr. Waldrop fail to vote in the same manner on any matter, it is likely that Mr. Fore’s vote will determine the outcome of such matter. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

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Series C Convertible Preferred Stock

Voting. The Series C Convertible Preferred Stock has the following voting rights: each share of Series C Convertible Preferred Stock possesses voting rights equivalent to 1,000 common shares in all matters requiring shareholder approval.

92.85% of the issued and outstanding shares of Series C Convertible Preferred Stock are owned by our officers and directors, Thomas Fore (52.38%) and William Waldrop (40.47%). Messrs. Fore and Waldrop, thus, control all corporate matters of our company. Further, should Mr. Fore and Mr. Waldrop fail to vote in the same manner on any matter, it is likely that Mr. Fore’s vote will determine the outcome of such matter. (See “Security Ownership of Certain Beneficial Owners and Management and “Certain Transactions”).

Dividends. Holders of Series C Convertible Preferred Stock, as a group, are entitled to receive dividends at a rate of five times the dividends, if any, paid to holders of our common stock, as a group.

Liquidation Preference. In the event of liquidation, dissolution, or winding up of our company, either voluntary or involuntary, holders of the Series C Convertible Preferred Series C Stock shall be entitled to receive $.125 per share held.

Conversion. The shares of Series C Convertible Preferred Stock are convertible at any time into shares of our common stock at the rate of 100 shares of our common stock for each share of Series C Convertible Preferred Stock converted.

Convertible Promissory Notes

As of September 30, 2021, we had outstanding a total of seven separate convertible promissory notes. The table below sets forth information with respect to such convertible promissory notes.

Date of Note Issuance	Outstanding Balance ($)		Principal Amount at Issuance ($)	Accrued Interest ($)	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
12/11/2017	$300,000	(1)	$300,000	$-0-	6/30/2021	50% of the lowest traded price for 15 days prior to the date of conversion request	LG Capital Funding, LLC (Joseph Lerman)	Loan
12/27/2017	$250,000	(2)	$250,000	$-0-	12/27/2018	Converts at market, no discount	Noreen Griffin	Debt forgiveness
1/5/2018	$56,667		$66,667	$46,487	1/5/2019	65% of the lowest traded price for 20 days prior to the date of conversion request or during any default	Lauri Glauser	Loan
3/1/2018	$180,000		$200,000	$44,295	3/1/2019	Fixed conversion at $0.03 per share	EVIO Inc. (Lauri Glauser)	Loan
6/27/2018	$150,000	(3)	$150,000	$-0-	6/30/2021	50% of the lowest traded price for 15 days prior to the date of conversion request	Cerberus Finance Group Ltd. (Eliot Dayan)	Loan
6/16/2021	$96,000		$96,000	$1,115	6/16/2022	Converts at $0.10 per share during the first six months, then 58% of the lowest traded rice for 15 days prior to the date of conversion request	AES Capital (Alan Safdieh)	Loan
6/24/2021	$170,500		$170,500	$5,493	6/24/2022	Fixed conversion at $0.05 per share	Bellridge Capital LP (Robert Kilmov)	Loan

____________

(1) This amount is the amount due under a settlement agreement with this lender dated January 14, 2021, which settlement agreement relates to the original note dated December 11, 2017.

(2) This amount is the amount due under a settlement agreement with this party dated December 29, 2017.

(3) This amount is the amount due under a settlement agreement with this lender dated January 13, 2021, which settlement agreement relates to the original note dated June 27, 2018.

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Subsequent to September 30, 2021, we have issued one convertible promissory note, as follows:

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Accrued Interest ($)	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
10/29/2021	$48,000	$48,000	$-0-	10/29/2022	Converts at $0.10 per share during the first six months, then 58% of the lowest traded rice for 15 days prior to the date of conversion request	AES Capital (Alan Safdieh)	Loan

Common Stock Purchase Warrant

In June 2021, we issued a warrant to purchase 3,410,000 shares of our common stock to Bellridge Capital, LLC (“Bellridge”), in conjunction with our obtaining a loan from Bellridge, at an exercise price of $0.05 per share. The warrant expires in June 2024 and may be exercised in whole or in part, from time to time, on a cashless basis. In addition, we entered into a registration rights agreement with Bellridge with respect to the shares of our common stock underlying the warrant.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Transfer Online, 512 SE Salmon Street, Portland, Oregon 97214, as the transfer agent for our common stock. Transfer Online’s website is located at: www.transferonline.com. No information found on Transfer Online’s website is part of this Offering Circular.

BUSINESS

Overview

Our company, Tiderock Companies, Inc., was incorporated in the State of Nevada on June 20, 2000, as All Printer Supplies.com. In April 2003, our corporate name changed to BV Pharmaceuticals, Inc. In March 2006, our corporate name changed to Radial Energy, Inc. In May 2014, our corporate name changed to iPure Labs, Inc. In September 2021, our corporate name was changed to Tiderock Companies, Inc.

We are a real estate development and advisory services company, intent on managing the entire cycle of the real estate development process: acquisition, design, develop and build. Initially, our areas of focus will include work force housing, affordable housing, commercial land development and mixed-use development. Our initial efforts are focused in Maryland.

The address of our principal executive office is 25 Schilling Road, Hunt Valley, Maryland 21031. Our telephone number is 866-427-6143. Our website is located at www.tiderockcompanies.com. Information contained in, or accessible through, our website does not constitute part of this Offering Circular.

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Recent Change in Control

Effective December 31, 2020, our company and Sora Ventures, LLC a Colorado limited liability company (“Sora Ventures”), completed a “reverse merger” transaction (the “Change-in-Control Transaction”) in the form of a tax-free reorganization under Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended, pursuant to which Sora Ventures became a wholly-owned subsidiary of our company and Thomas B. Fore, the former owner of Sora Ventures, became our Chief Executive Officer. In the Change-in-Control Transaction, we issued Mr. Fore 6,000,000 shares of our common stock and 1,200,000 shares of our Series C Preferred Stock, which issuances, taken together, constituted voting control of our company.

Our Business

Our company acts as a holding company with two operating subsidiaries, Sora Ventures, LLC (Sora Ventures) and Tiderock Development, LLC (“Tiderock Development”). Sora Ventures is a commercial real estate development company; Tiderock Development is a project management and consulting company.

Our management team, lead by our Chief Executive Officer, Thomas Fore, with decades of master development experience that ranges from student housing to commercial office to multi-family to industrial to research facilities, have positioned Sora Ventures and Tiderock Develop such that, together, they have the capacity to manage the entire cycle of the real estate development process: acquisition, design, develop and build.

Sora Ventures. Whether as general partner or limited partner, our company, though Sora Ventures, assesses, engages and invests in real-estate opportunities, to maximize the return on our investments. We anticipate that Sora Ventures will acquire an equity stake in each of the projects in which it participates. Further, based on Sora Ventures’ equity ownership and the timing of its participation, Sora Ventures would either become the general partner or a passive investor in a chosen project. In either circumstance, we expect that Sora Ventures would be paid developer fees, in addition to its equity participation in a chosen project.

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As an operational strategy, each project in which Sora Ventures become involved will stand on its own merit and have its own financial entry and exit points. For example, some projects may solely focus on adding value, such as re-zoning or entitled land projects to flip at an increased value, while other projects may call for development and leasing to long-term tenants, thereby maximizing our company’s rate of return. Sora Ventures initially will focus on the following areas in which to located opportunities:

•

Work Force Housing. We plan to deploy assets in key markets, to help fill the growing demand for those who need it. Nationwide, city and state governments are suffering from an overwhelming shortage of housing. Our planned Work Force Housing Supply segment will target those earning between 80 to 120% of the average median income.

•

Affordable Housing: We plan to utilize state and federal programs, including the Low Income Housing Tax Credit Program and Federally Back HUD loan programs. Our planned Affordable Housing Supply segment will target those earning between 20% to 60% of the average median income.

•

Commercial Land Development. We are already engaged in acquiring interests in select commercial properties, with the primary objective being to increase their intrinsic value through re-evaluating their use and obtaining necessary zoning, entitlements and respective permits.

•

Mixed-use Development. By leveraging our management’s long-term history in community redevelopment, we intend to initiate public-private partnerships with carefully selected developments throughout the United States.

Current Projects.

Cabin Branch. Sora Ventures maintains a 10% equity and ownership stake in the 1.46 acre parcel at 9000 Armstrong Lane in Prince George County, Maryland.

Waldorf Lot B-4. Sora Ventures maintains a 5% equity stake in the projected 17,235 square feet commercial project located on lot B-4 at the Waldorf Technology Park.

Tiderock Development. The Company’s principals having decades of development experience, especially negotiating public/private partnerships, dealing with city/county planning departments, and developing creating financing solutions to enable projects to eventually see their completion. Under the Tiderock Development division, the Company will offer its services to landowners and developers who need expertise in bringing their projects to completion. The Company’s experience covers multiple types of projects including student housing, commercial office, multifamily, industrial, laboratory and research facilities, skilled nursing and assisted living facilities, and hotel and entertainment projects. Furthermore, the Company’s services include but not limited to acquisition, contracting, design, entitlement and construction.

Current Consulting Clients. In May 2021, Tiderock was engaged by Realtex Development Corporation of Austin, Texas, to provide project management and development services for the benefit of Realtex. RealTex is a leading affordable housing developer, with more than 20 years of experience in developing low-income tax credit affordable housing in the Southeastern United States.

In September 2021, Tiderock entered into a letter of intent with Port One Companies, to provide co-development services for a $190,000,000 senior living facility. This project is slated to commence during the second quarter of 2022. Tiderock is to receive 25% of the industry standard 3% development fee, in addition to 10% of the profits derived from the project. There is no assurance that we will enter in a definitive agreement, in this regard.

Competition

We are in competition with companies that are larger, more established and better capitalized than are we. The real estate industry is highly competitive and subject to change, as there are few barriers to entry. Many of our potential competitors possess substantially greater financial, technical and personnel resources, longer operating histories and greater name recognition. There is no assurance that we will be able to compete successfully in this environment.

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Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

We lease a small office space which is adequate for our current operations, in exchange for advisory services.

Employees

Our two officers currently perform all necessary functions for our company. We have no other employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 (coronavirus) outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. The virus and actions taken to mitigate its spread have had and are expected to continue to have a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which our company operates. To date, we do not believe that COVID-19 has had a material impact on our company’s operations, due to our company’s lack of operating capital during the last 18 months.

Results of Operations

Nine Months Ended September 30, 2021 (“Interim 2021”) and 2020 (“Interim 2020”). During Interim 2021, our business operations generated no revenue. We expect that our operations will begin to produce revenue during the first quarter of 2022. There is no assurance that such will be the case, however. We expect to incur operating losses through at least the second quarter of 2022. Further, because of our current lack of growth capital and the uncertainty of our obtaining needed capital, we are unable to predict the levels of our future revenues.

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During Interim 2021, we incurred operating expenses of $330,946 (unaudited), which were comprised of $322,827 (unaudited) in selling, general and administrative expenses and $8,119 (unaudited) in depreciation and amortization expense. In addition, we had interest income of $1,655 (unaudited) and total other expenses of $265,693, which were comprised of loan origination fees of $8,500 (unaudited), interest expense of $127,629 (unaudited), amortization of debt discount of $73,453 (unaudited), loss on derivatives of $125,889 (unaudited) and an offsetting gain on forgiveness of debt of $69,778 (unaudited). Our net loss for Interim 2021 was $(594,984) (unaudited).

During Interim 2020, we were a “shell” company had no revenues and incurred no expenses.

Years Ended December 31, 2020 (“Fiscal 2020”) and 2019 (“Fiscal 2019”). During Fiscal 2020 and Fiscal 2019, our business operations generated no revenues.

During Fiscal 2020, we incurred operating expenses of $4,649 (unaudited). During Fiscal 2019, we were a “shell” company and did not incur any operating expenses.

Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

Our management team, lead by our Chief Executive Officer, Thomas Fore, with decades of master development experience that ranges from student housing to commercial office to multi-family to industrial to research facilities, have positioned Sora Ventures and Tiderock Develop such that, together, they have the capacity to manage the entire cycle of the real estate development process: acquisition, design, develop and build.

Sora Ventures. Whether as general partner or limited partner, our company, though Sora Ventures, assesses, engages and invests in real-estate opportunities, to maximize the return on our investments. We anticipate that Sora Ventures will acquire an equity stake in each of the projects in which it participates. Further, based on Sora Ventures’ equity ownership and the timing of its participation, Sora Ventures would either become the general partner or a passive investor in a chosen project. In either circumstance, we expect that Sora Ventures would be paid developer fees, in addition to its equity participation in a chosen project.

As an operational strategy, each project in which Sora Ventures become involved will stand on its own merit and have its own financial entry and exit points. For example, some projects may solely focus on adding value, such as re-zoning or entitled land projects to flip at an increased value, while other projects may call for development and leasing to long-term tenants, thereby maximizing our company’s rate of return. Sora Ventures initially will focus on the following areas in which to located opportunities:

•

Work Force Housing. We plan to deploy assets in key markets, to help fill the growing demand for those who need it. Nationwide, city and state governments are suffering from an overwhelming shortage of housing. Our planned Work Force Housing Supply segment will target those earning between 80 to 120% of the average median income.

•

Affordable Housing: We plan to utilize state and federal programs, including the Low Income Housing Tax Credit Program and Federally Back HUD loan programs. Our planned Affordable Housing Supply segment will target those earning between 20% to 60% of the average median income.

•

Commercial Land Development. We are already engaged in acquiring interests in select commercial properties, with the primary objective being to increase their intrinsic value through re-evaluating their use and obtaining necessary zoning, entitlements and respective permits.

•

Mixed-use Development. By leveraging our management’s long-term history in community redevelopment, we intend to initiate public-private partnerships with carefully selected developments throughout the United States.

24

Current Projects.

Cabin Branch. Sora Ventures maintains a 10% equity and ownership stake in the 1.46 acre parcel at 9000 Armstrong Lane in Prince George County, Maryland.

Waldorf Lot B-4. Sora Ventures maintains a 5% equity stake in the projected 17,235 square feet commercial project located on lot B-4 at the Waldorf Technology Park.

Tiderock Development. The Company’s principals having decades of development experience, especially negotiating public/private partnerships, dealing with city/county planning departments, and developing creating financing solutions to enable projects to eventually see their completion. Under the Tiderock Development division, the Company will offer its services to landowners and developers who need expertise in bringing their projects to completion. The Company’s experience covers multiple types of projects including student housing, commercial office, multifamily, industrial, laboratory and research facilities, skilled nursing and assisted living facilities, and hotel and entertainment projects. Furthermore, the Company’s services include but not limited to acquisition, contracting, design, entitlement and construction.

Current Consulting Clients. In May 2021, Tiderock was engaged by Realtex Development Corporation of Austin, Texas, to provide project management and development services for the benefit of Realtex. RealTex is a leading affordable housing developer, with more than 20 years of experience in developing low-income tax credit affordable housing in the Southeastern United States.

In September 2021, Tiderock entered into a letter of intent with Port One Companies, to provide co-development services for a $190,000,000 senior living facility. This project is slated to commence during the second quarter of 2022. Tiderock is to receive 25% of the industry standard 3% development fee, in addition to 10% of the profits derived from the project. There is no assurance that we will enter in a definitive agreement, in this regard.

Financial Condition, Liquidity and Capital Resources

September 30, 2021. At September 30, 2021, our company had $55 (unaudited) in cash and had a working capital deficit of $1,437,424 (unaudited), compared to $45 (unaudited) in cash and a working capital deficit of $1,456,664 (unaudited) at December 31, 2020. During the nine months ended September 30, 2021, we obtained a total of $235,000 in cash from loans for which we issued two separate convertible notes with an aggregate principal amount of $266,500. In addition, in October 2021, we obtained $40,000 in cash from a loan for which we issued a convertible promissory note with a principal amount of $48,000. We applied the funds obtained from such loans to operating expenses and for working capital.

Our company’s current cash position of approximately $20,000 is not adequate for our company to maintain its present level of operations through the first half of 2022. We must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital.

Convertible Promissory Notes.

As of September 30, 2021, we had outstanding a total of seven separate convertible promissory notes. The table below sets forth information with respect to such convertible promissory notes.

Date of Note Issuance	Outstanding Balance ($)		Principal Amount at Issuance ($)	Accrued Interest ($)	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
12/11/2017	$300,000	(1)	$300,000	$-0-	6/30/2021	50% of the lowest traded price for 15 days prior to the date of conversion request	LG Capital Funding, LLC (Joseph Lerman)	Loan
12/27/2017	$250,000	(2)	$250,000	$-0-	12/27/2018	Converts at market, no discount	Noreen Griffin	Debt forgiveness
1/5/2018	$56,667		$66,667	$46,487	1/5/2019	65% of the lowest traded price for 20 days prior to the date of conversion request or during any default	Lauri Glauser	Loan
3/1/2018	$180,000		$200,000	$44,295	3/1/2019	Fixed conversion at $0.03 per share	EVIO Inc. (Lauri Glauser)	Loan
6/27/2018	$150,000	(3)	$150,000	$-0-	6/30/2021	50% of the lowest traded price for 15 days prior to the date of conversion request	Cerberus Finance Group Ltd. (Eliot Dayan)	Loan
6/16/2021	$96,000		$96,000	$1,115	6/16/2022	Converts at $0.10 per share during the first six months, then 58% of the lowest traded rice for 15 days prior to the date of conversion request	AES Capital (Alan Safdieh)	Loan
6/24/2021	$170,500		$170,500	$5,493	6/24/2022	Fixed conversion at $0.05 per share	Bellridge Capital LP (Robert Kilmov)	Loan

________________

(1) This amount is the amount due under a settlement agreement with this lender dated January 14, 2021, which settlement agreement relates to the original note dated December 11, 2017.

(2) This amount is the amount due under a settlement agreement with this party dated December 29, 2017.

(3) This amount is the amount due under a settlement agreement with this lender dated January 13, 2021, which settlement agreement relates to the original note dated June 27, 2018.

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Subsequent to September 30, 2021, we have issued one convertible promissory note, as follows:

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Accrued Interest ($)	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
10/29/2021	$48,000	$48,000	$-0-	10/29/2022	Converts at $0.10 per share during the first six months, then 58% of the lowest traded rice for 15 days prior to the date of conversion request	AES Capital (Alan Safdieh)	Loan

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital expenditures during the year ended December 31, 2020, nor during the nine months ended September 30, 2021. However, should be obtain proceeds in this offering, or otherwise, we expect to make capital expenditures during the next twelve months. We are unable to predict the amount or timing of any such expenditures.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Thomas B. Fore	56	Chief Executive Officer and Director

William H. Waldrop	53	Chief Financial Officer, Secretary and Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office. There exist no family relationships among our officers and directors.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Thomas B. Fore has served as Chief Executive Officer and a Director or our company since January 2021. For more than the past ten years, Mr. Fore has been engaged in the real estate development industry as the Chief Executive Officer of Sora Holdings (and its predecessor), a Hunt Valley, Maryland-based company. He is also a Director of mPhase Technologies, Inc. (trading symbol: XDSL), a Gaithersburg, Maryland-based emerging EV-centric technology company. Mr. Fore earned a Bachelor of Science degree from Towson University, Towson, Maryland.

William Waldrop has served as Chief Financial Officer, Secretary  and a Director of our company since January 2021. From August 2014 through December 2020, Mr. Waldrop served as Chief Executive Officer of EVIO, Inc. (trading symbol: EVIO), a Henderson, Nevada-based provider of cannabis and hemp/CBD testing services. From January 2010 to December 2015, Mr. Waldrop worked for Wolfgang Puck Fine Dining as an employee trainer. Mr. Waldrop earned a B.S. degree from California State University, Long Beach, and an MBA in Finance and Entrepreneurship from the University of Southern California, Los Angeles, California.

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Conflicts of Interest

At the present time, we do not foresee any direct conflict between our officers and directors, their other business interests and their involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

During the year ended December 31, 2020, our Board of Directors, did not hold a meeting, but took action by unanimous written consent in lieu of a meeting on two occasions.

Independence of Board of Directors

None of our directors is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Thomas Fore, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Fore collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Thomas B. Fore * Chief Executive Officer	2020 2019	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---

William H. Waldrop * Chief Financial Officer, Secretary	2020 2019	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---

____________

* This person did not become an officer and director of our company until January 1, 2021.

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Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas Fore	---	---	---	---	n/a	---	n/a	---	---
William Waldrop	---	---	---	---	n/a	---	n/a	---	---

Employment Agreements

We have not entered into employments agreements with either of our executive officers.

Outstanding Equity Awards

During the years ended December 31, 2020 and 2019, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors of our company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

	Share Ownership Before This Offering			Share Ownership After This Offering			Effective Voting Power After This Offering
Name of Shareholder	Number of Shares Beneficially Owned		% Beneficially Owned(1)	Number of Shares Beneficially Owned		% Beneficially Owned (2)	Number of Shares Entitled to Vote		% of Total Shares Voting (3)
Common Stock
Executive Officers and Directors
Thomas Fore	110,000,000	(4)	41.23%	110,000,000	(4)	33.43%	1,100,000,000	(5)	49.57%
William Waldrop	85,000,000	(4)	31.86%	85,000,000	(4)	25.83%	850,000,000	(5)	38.30%
Officers and directors, as a group (2 persons)	195,000,000	(4)	73.09%	195,000,000	(4)	59.26%	1,950,000,000	(5)	87.87%
Series C Preferred Stock(6)
Thomas Fore	1,100,000		52.38%	1,100,000		52.38%	1,100,000,000	(5)	49.57%
William Waldrop	850,000		40.47%	850,000		40.47%	850,000,000	(5)	38.30%

____________

(1)

Based on 266,789,698 shares outstanding, which includes (a) 45,614,218 issued shares, (b) 11,175,480 unissued shares that underlie portions of convertible debt instruments convertible within 60 days of the date of this Offering Circular and (c) 210,000,000 unissued shares that underlie shares of Series C Convertible Preferred Stock convertible within 60 days of the date of this Offering Circular, before this offering.

(2)

Based on 329,039,698 shares outstanding, which includes (a) 95,614,218 issued shares, assuming the sale of all of the Offered Shares, (b) 23,425,480 unissued shares that underlie portions of convertible debt instruments convertible within 60 days of the date of this Offering Circular and (c) 210,000,000 unissued shares that underlie shares of Series C Convertible Preferred Stock convertible within 60 days of the date of this Offering Circular, after this offering.

(3)

Based on 2,219,039,698 shares eligible to vote, which includes (a) 95,614,218 issued shares, assuming the sale of all of the Offered Shares, (b) 23,425,480 unissued shares that underlie portions of convertible debt instruments convertible within 60 days of the date of this Offering Circular, and (c) 2,100,000,000 shares associated with the Series C Convertible Preferred Stock that are assumed to be issued for purposes of voting on corporate matters (see Note 6).

(4)	None of these shares is issued, but underlie shares of Series C Convertible Preferred Stock convertible within 60 days of the date of this Offering Circular (see Note 6).
(5)	These shares are associated with the Series A Preferred Stock that are assumed to be issued for purposes of voting on corporate matters (see Note 6).
(6)

The shares of Series C Convertible Preferred Stock have the following voting rights: each share of Series C Convertible Preferred Stock possesses voting rights equivalent to 1,000 common shares in all matters requiring shareholder approval.

Series C Convertible Preferred Stock

Currently, there are 2,100,000 shares of our Series C Preferred Stock issued and outstanding, 92.86% of which are owned by our officers and directors, Thomas Fore and William Waldrop, and, through their ownership thereof, control all corporate matters of our company.

The Series C Convertible Preferred Stock has the following voting rights: each share of Series C Convertible Preferred Stock possesses voting rights equivalent to 1,000 common shares in all matters requiring shareholder approval. Messrs. Fore and Waldrop, as the owners of 92.86% of the outstanding shares of the Series C Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Further, should Mr. Fore and Mr. Waldrop fail to vote in the same manner on any matter, it is likely that Mr. Fore’s vote will determine the outcome of such matter. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Description of Securities—Series C Convertible Preferred Stock”).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change in Control Transaction

Effective December 31, 2020, our company and Sora Ventures, LLC, a Colorado limited liability company (“Sora Ventures”), completed a “reverse merger” transaction (the “Change-in-Control Transaction”) in the form of a tax-free reorganization under Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended, pursuant to which Sora Ventures became a wholly-owned subsidiary of our company and Thomas B. Fore, the former owner of Sora Ventures, became our Chief Executive Officer. In the Change-in-Control Transaction, we issued Mr. Fore 6,000,000 shares of our common stock and 1,200,000 shares of our Series C Preferred Stock, which issuances, taken together, constituted voting control of our company.

Convertible Debenture

In March 2018, our company issued an unsecured convertible debenture, $200,000 principal amount, to EVIO, Inc. (“EVIO”), in consideration of services rendered on our behalf. This convertible debenture bears interest at 8% per annum and was due in March 2019; we are in default under this convertible debenture. As of September 30, 2021, $180,000 in principal and $44,295 in accrued interest was due and owing under this convertible debenture. At the time our company issued this convertible debenture, our current Chief Financial Officer and a Director, William H. Waldrop, was the Chief Executive Officer of EVIO and Chief Executive Officer of our company. Mr. Waldrop resigned from EVIO in December 2020 and is no longer an affiliate of EVIO.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas. Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

30

F-1

Tiderock Companies, Inc.
Consolidated Balance Sheets
(Unaudited)

ASSETS	September 30,	December 31,
	2021	2020
Current Assets
Cash and Cash Equivalents	$55	$45
Notes Receivable	76,655	-
Prepaid Expense	126,250	-
Total current assets	202,960	45
Fixed Assets, Net	36,724	-
Intangible Assets (net of amortization of $2,155,56 and $nil)	188,611	-

TOTAL ASSETS	$428,295	$45

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable	$121,136	$71,613
Client Deposit	0	180,000
Accrued Liabilities	50,138	-
Convertible Notes Payable (net of unamortized discount of $193,047 and $nil)	985,120	720,025
Interest Payable	98,043	268,770
Note Payable	18,000	-
Due to Related Party	237,612	216,300
Current Portion of finance liabilities	4,446	-
Derivative Liability	125,889	-
Total Current Liabilities	1,640,384	1,456,709
Finance liabilities - Less Current Portion	22,472	-
Total Liabilities	1,662,856	1,456,709

Stockholders' Equity (Deficit)
Preferred Stock, $0.001 par value; 5,000,000 shares authorized
Series C Preferred Stock, $0.001 Par Value, 2,500,000 shares designated, 2,100,000 and 2,100,000 shares issued and outstanding at September 30, 2021 and December 31, 2020 respectively	$2,100	$2,100
Common Stock, $0.001 Par Value, 1,495,000,000 shares authorized, 44,414,218 and 38,443,988 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	44,414	38,444
Additional Paid In Capital	(681,443)	(1,492,559)
Accumulated Deficit	(599,633)	(4,649)
Total Stockholders' Equity (Deficit)	(1,234,561)	(1,456,664)
Total Liabilities and Stockholders' Equity (Deficit)	$428,295	$45

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Tiderock Companies, Inc.
Statements of Operations
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenues
Consulting Services	-	-	-	-
Total Revenue	-	-	-	-

Operating Expenses
Selling, general and administrative expenses	183,258	-	322,827	-
Depreciation and Amortization	5,281	-	8,119	-
Total Operating Expense	188,539	-	330,946	-

Loss from Operations	(188,539)	-	(330,946)	-

Other Income
Interest Income	1,502	-	1,655	-
Total Other Income	1,502	-	1,655	-

Other expense
Loan origination fees	0	-	8,500	-
Interest expense	13,028	-	127,629	-
Amortization of debt discount	67,173	-	73,453	-
Loss on derivatives	(448,250)	-	125,889	-
Gain on forgiveness of debt	0	-	(69,778)	-
Total other expense	(368,049)	-	265,693	-

Total Other Income	369,551	-	(264,038)	-

Net Loss	$181,012	$-	$(594,984)	$-

Basic and Diluted Net Loss Per Share	$0.00	$0	$(0.01)	$0

Weighted Average Share Outstanding Basic and Diluted	42,758,264	38,443,988	41,657,311	38,443,988

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Tiderock Companies, Inc.
Consolidated Statement of Changes in Stockholders’ Equity (Deficit)
Fiscal Year Ended December 31, 2020

	Convertible Preferred Series C Stock		Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	In Capital	Deficit	Deficit
Balances, November 13, 2020 (Inception)		$-		$-		$-	$-

Stock Sold for Cash	1,100,000	1,100	6,000,000	6,000	(6,900)		200
Reverse merger adjustment - 1,000,000 preferred shares and 32,443,988 common shares were previously issued to iPure Labs Shareholders , Net Liability of $1,452,215 assumed.	1,000,000	1,000	32,443,988	32,444	(1,485,659)		(1,452,215)
Net loss						(4,649)	(4,649)
Balances: December 31, 2020	2,100,000	2,100	38,443,988	38,444	(1,492,559)	(4,649)	(1,456,664)

Tiderock Companies, Inc.
Consolidated Statement of Changes in Stockholders’ Equity (Deficit)
Three Months Ended September 30, 2021

	Convertible Preferred Series C Stock		Common Stock		Additional Paid In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances, June 30, 2021	2,100,000	$2,100	41,008,236	$41,008	$(880,866)	$119,563	$(1,618,402)

Common stock issued for the conversion of notes payable			833,334	833	24,167		25,000
Common stock issued for the conversion of interest payable			222,648	223	6,457		6,679
Common Stock issued for Services			2,350,000	2,350	168,800		171,150
Beneficial Conversion Feature							-

Net loss						181,012	181,012
Balances: September 30, 2021	2,100,000	2,100	44,414,218	44,414	(681,443)	300,575	(1,234,561)

Tiderock Companies, Inc.
Consolidated Statement of Changes in Stockholders’ Equity (Deficit)
Nine Months Ended September 30, 2021

	Convertible Preferred Series C Stock		Common Stock		Additional Paid In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2020	2,100,000	$2,100	38,443,988	$38,444	$(1,492,559)	$(4,649)	$(1,456,664)

Common stock issued for settlement of notes payable	-	-	800,000	800	167,200		168,000
Common stock issued for the conversion of notes payable			1,565,934	1,566	33,434		35,000
Common stock issued for the conversion of interest payable			754,296	754	13,182		13,936
Common stock issued for acquisition of intangible assets			500,000	500	193,500		194,000
Common Stock issued for Services			2,350,000	2,350	168,800		171,150
Beneficial Conversion Feature					235,000		235,000
Net loss						(594,984)	(594,984)
Balances: September 30, 2021	2,100,000	2,100	44,414,218	44,414	(681,443)	(599,633)	(1,234,561)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Tiderock Companies, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Nine months ended
	September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(594,984)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on settlement of debt	(69,778)	-
Common stock issued in exchange for fees and services	171,150
Depreciation and amortization expense	8,119	-
Amortization of debt discount	73,453	-
Derivative expense	125,889	-
Decrease (increase) in assets:
Notes Receivable	(76,655)	-
Prepaid Expenses	(126,250)
Increase (decrease) in liabilities:
Interest Payable	127,629	-
Accounts payable	49,523	-
Accrued liabilities	50,138	-
Net cash provided by operating activities	(261,765)	-

Cash flows from investing activities
Purchase of Equipment	(39,454)	-
Net cash provided by investing activities	(39,454)	-

Cash flows from financing activities
Asset Financing	27,206	-
Repayment of Asset Financing	(289)
Proceeds from convertible notes, net of OID and fees	235,000	-
Proceeds from loan payable, net of fees	26,000	-
Repayments on loan payable	(8,000)	-
Proceeds from related party advances	36,215	-
Repayment of related party advances	(14,903)	-

Net cash provided by financing activities	301,229	-

Net cash increase for period	10	-
Cash balance, beginning of period	45	-

Cash balance, end of period	$55	$-

Cash paid for:
Interest	$-	$-
Accrued income taxes	$-	$-

Noncash investing and financing activities:
Conversion of convertible note and accrued interest into common stock	48,936	-
Stock Issued for Intangible Asset (Tiderock Development)	194,000	-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TIDEROCK COMPANIES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2021

Note 1 - Business

Tiderock Companies, Inc., (“TDRK”, “we”, “us”, “our”, the “Company”) was incorporated in Nevada on June 20, 2000, as All Printer Supplies.com. On April 17, 2003, the Company changed its name to BV Pharmaceuticals, Inc. On March 29, 2006, the Company changed its name to Radial Energy, Inc. On May 14, 2014, the Company changed its name to iPure Labs, Inc. On September 16, 2021, the Company changed its name to Tiderock Companies, Inc.

The Company is a holding company with the wholly owned subsidiary Sora Ventures, LLC. Sora Ventures LLC is a commercial real estate development company. Sora Ventures, LLC was formed on November 13, 2020.

Note 2 - Going Concern

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these unaudited condensed consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As of September 30, 2021 the Company had not yet achieved profitable operations, has accumulated losses of $599,633 since its inception and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available or on terms acceptable to the Company.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation of Interim Financial Statements

The accompanying unaudited interim consolidated financial statements as of and for the Three Months ended September 30, 2021 have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and in accordance with the instructions to OTC Markets Pink Basic Disclosure Guidelines. Accordingly, they do not include all of the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. All intercompany balances and transactions have been eliminated in consolidation. Operating results for the Three Months Ended September 30, 2021 are not necessarily indicative of the results that may be expected for any future periods.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. It is reasonably possible that a change in the Company’s estimates will occur in the near term and such change could be material as information becomes available. The Company’s estimates include thoroughbreds reserve for potential impairment, and contingent liabilities.

Consolidation Policy

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sora Ventures. All significant intercompany balances and transactions have been eliminated in consolidation.

F-6

Recapitalization

For financial accounting purposes, this transaction was treated as a reverse acquisition by Sora Ventures, LLC., and Tiderock Companies, Inc. resulted in a recapitalization with Sora Ventures, LLC being the accounting acquirer and Tiderock Companies Inc. as the acquired company. Tiderock Companies, had no assets, or operations on the date of merger. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, Sora Ventures and have been prepared to give retroactive effect to the reverse acquisition completed on December 31, 2020 and represent the operations of Sora Ventures.

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

Stock-Based Compensation

ASC 718, “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the consolidated financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue from consulting services, licensing agreements, and testing of cannabis and hemp products for medicinal and adult-use consumption.

The Company accounts for a contract after it has been approved by all parties to the arrangement, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

The Company evaluates the services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The Company’s services included in its contracts are distinct from one another.

The Company determines the transaction price for each contract based on the consideration it expects to receive for the distinct services being provided under the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the services provided. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms, and whether there is an alternative future use of the service.

F-7

The Company recognizes revenue from testing services upon delivery of its testing results to the client. Customer orders for testing services are generally completed within two weeks of receiving the order.

Consulting engagements may vary in length and scope, but will generally include the review and/or preparation of regulatory filings, business plans, and financial models, operating plans, and technology support to customers within the same industry. Revenue from consulting services is recognized upon completion of deliverables as outlined in the consulting agreement.

The Company recognizes revenue from the right of use license agreements upon transfer of control of the functional intellectual property. In certain licensing agreements, the Company may receive royalty revenues based upon performance metrics which are recognized as earned over time.

Fair Value of Financial Instruments

The Company has adopted the guidance under ASC Topic 820 for financial instruments measured on fair value on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In September 2017, the FASB has issued Accounting Standards Update (ASU) No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Both of the below entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

In May 2014, the FASB issued accounting standards updates which modifies the requirements for identifying, allocating, and recognizing revenue related to the achievement of performance conditions under contracts with customers. This update also requires additional disclosure related to the nature, amount, timing, and uncertainty of revenue that is recognized under contracts with customers. This guidance is effective for fiscal and interim periods beginning after December 15, 2017 and is required to be applied retrospectively to all revenue arrangements. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

F-8

Note 4 - Commitments and Contingencies

Dividend policy

The Company intends to distribute cash dividends to the shareholders from the proceeds of its real estate operations. However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Note 5 - Equity

Preferred Stock

The Company has authorized 5,000,000 preferred shares with a par value of $0.001 per share. Board of Directors are authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

Series C Preferred Stock

The Company has designated 2,500,000 preferred shares of Convertible Preferred Series C Stock with a par value of $0.001 per share.

As of September 30, 2021, the Company had 2,100,000 shares of Series C Preferred Stock issued and outstanding.

The 2,100,000 shares of Convertible Preferred Series C Stock outstanding have the rights, designations and preferences below:

●	Holders of the Convertible Preferred Series C Stock, as a group, are entitled to receive dividends at a rate of five times the dividends, if any, issued to Common Share Holders, as a group;
●	each one (1) share of Series A Preferred Stock is entitled to one thousand (1,000) votes on all matters submitted to a vote of our common stockholders;
●	each one (1) share of Series A Preferred Stock shall be convertible into one hundred (100) shares of our common stock; and
●	upon our Liquidation, dissolution or winding up the holders of the Convertible Preferred Series C Stock shall be entitled to receive $.125 per share held;

Common Stock

The Company has authorized 1,495,000,000 shares of common stock with a par value of $0.001 per share.

As of September 30, 2021, the Company had 44,414,218 shares of common stock issued and outstanding, respectively.

Recent Sales of Unregistered Securities

The following issuances of our securities during the nine month period ended September 30, 2021 were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder. The purchasers were accredited investors, familiar with our operations, and there was no general solicitation.

On December 31, 2020, we issued 1,100,000 shares of the Convertible Preferred Series C Stock and 6,000,000 shares of common stock to Thomas B. Fore associated with the acquisition of Sora Ventures, LLC. Thomas B. Fore subsequently gifted the 6,000,000 shares of common stock to Friends and Family. (Section 3A: Issuance History: Changes to the Number of Outstanding Shares)

On January 13, 2021, the company issued 300,000 common shares in conjunction with a debt settlement agreement with Cerberus Finance Group Ltd were issued to settle $75,209.40 of principal and interest due.

On January 14, 2021, the company issued 500,000 common shares in conjunction with a debt settlement agreement with LG Capital Funding, LLC were issued to settle $162,569.00 of principal and interest due.

F-9

On May 11, 2021, the company issued 500,000 common shares in conjunction with a domain and intangible asset purchase with Riparius Construction, value of the stock was $194,000 on day of close.

On August 1, 2021, the company issued 100,000 common shares to a non-affiliated consultant in conjunction with services agreement, value of agreement was $28,400.

On August 31, 2021, the company issued 250,000 common shares to a non-affiliated consultant in conjunction with services agreement, value of agreement was $12,500.

On September 1, 2021, the company issued 2,000,000 common shares to a non-affiliated consultant in conjunction with services agreement, value of agreement was $130,000. These services are to be performed over a 12 month period with 200,000 common shares vesting immediately the remaining shares vesting monthly over the next 12 months.

Note 6 - Loss Per Common Share

Basic earnings per share (“EPS”) is computed by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings. As of September 30, 2021, the Company did not have any dilutions.

Note 7 – Subsequent Events

The Company has analyzed its operations subsequent to September 30, 2021 to the date these financial statements were issued, and have the following events to disclose:

On October 1, 2021, the company issued 1,000,000 common shares to a non-affiliated consultant for services rendered.

On October 26, 2021, the company issued 100,000 common shares under a reg “D” offering for $5,000 USD.

On October 27, 2021, the company issued 100,000 common shares under a reg “D” offering for $5,000 USD.

F-10

IPURE LABS, INC.
Condensed Consolidated Balance Sheets (Unaudited)

	December 31	December 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents
	$45	$0
Total Current Assets	45	0
TOTAL ASSETS	$45	$0
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$71,613	$67,164
Client Deposit	$180,000	$180,000
Convertible Notes Payable	$720,025	$720,025
Interest Payable	$268,770	$268,770
Current Liabilities – Related Party	$216,300	$216,056
Total Current Liabilities	1,456,709	1,452,015
Total Liabilities	$1,456,709	$1,452,015
Stockholders' Equity
Preferred stock, par value $0.001; authorized 5,000,000 shares authorized;
Series C preferred stock, $0.001 par value, 2,500,000 shares designated; 2,100,000 and 2,100,000 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	2,100	2,100
Common stock, $0.001 par value, 1,495,000,000 shares authorized; 38,443,988 and 38,443,988 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	38,444	38,444
Additional paid-in capital	(1,492,559)	(1,492,559)
Accumulated deficit	(4,649)	(0))
Total Stockholders' Equity	(1,456,664)	(1,452,015)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$45	$0

The accompanying notes are an integral part of these consolidated financial statements.

F-11

IPURE LABS, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Fiscal Year Ended December 31,
	2020	2019
Revenue	$-	$-
Operating expenses:
General and administrative	4,649	-
Total operating expenses	4,649	-
Loss from operations	(4,649)	-
Loss before income taxes	(4,649)	-
Provision for income taxes	-	-
Net loss	$(4,649)	$-
Net loss attributable to common stockholders	(4,649)	-
Net loss per common share: basic and diluted	$(0.00)	$(0.00)
Weighted average common shares outstanding: basic and diluted	38,443,988	38,443,988

The accompanying notes are an integral part of these consolidated financial statements.

F-12

IPURE LABS, INC.
Consolidated Statement of Changes in Stockholders’ Equity (Deficit)
Fiscal Years Ended December 31, 2020

	Convertible Preferred Series C Stock		Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	In Capital	Deficit	Deficit
Balances, November 13, 2020 (Inception)		$-		$-		$-	$-

Stock Sold for Cash	1,100,000	1,100	6,000,000	6,000	(6,900)		200
Reverse merger adjustment - 1,000,000 preferred shares and 32,443,988 common shares were previously issued to iPure Labs Shareholders , Net Liability of $1,452,215 assumed.	1,000,000	1,000	32,443,988	32,444	(1,485,659)		(1,452,215)
Net loss						(4,649)	(4,649)
Balances: December 31, 2020	2,100,000	2,100	38,443,988	38,444	(1,492,559)	(4,649)	(1,456,664)

The accompanying notes are an integral part of these consolidated financial statements.

F-13

IPURE LABS, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	December 31,
	2020	2019
Cash Flows from Operating Activities
Net loss	$(4,649)	$0
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	4,449	0
Net cash provided by (used in) operating activities	(200)	0
Cash Flows from Financing Activities
Proceeds from reverse merger:	45
Proceeds from issuance of common stock	200	0
Net cash provided by financing activities	45	0
Net cash and cash equivalents increase for the period
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$45	$0
Supplemental Cash Flow Information
Cash paid for income taxes	$0	$0
Cash paid for interest	$0	$0

The accompanying notes are an integral part of these consolidated financial statements.

F-14

IPURE LABS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

December 31, 2020

Note 1 - Business

iPure Labs, Inc. (“IPLB”, “we”, “us”, “our”, the “Company”) was incorporated in Nevada on June 20, 2000, as All Printer Supplies.com. On April 17, 2003, the Company changed its name to BV Pharmaceuticals, Inc. On March 29, 2006, the Company changed its name to Radial Energy, Inc. On May 14, 2014, the Company changed its name to iPure Labs, Inc.

The Company is a holding company with the wholly owned subsidiary Sora Ventures, LLC. Sora Ventures LLC is a commercial real estate development company. Sora Ventures, LLC was formed on November 13, 2020.

Note 2 - Going Concern

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these unaudited condensed consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2020 the Company had not yet achieved profitable operations, has accumulated losses of $4,649 since its inception and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available or on terms acceptable to the Company.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation of Interim Financial Statements

The accompanying unaudited interim consolidated financial statements as of and for the Fiscal Years ended December 31, 2020 have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and in accordance with the instructions to OTC Markets Pink Basic Disclosure Guidelines. Accordingly, they do not include all of the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. All intercompany balances and transactions have been eliminated in consolidation. Operating results for the Fiscal Year December 31, 2020 are not necessarily indicative of the results that may be expected for any future periods.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. It is reasonably possible that a change in the Company’s estimates will occur in the near term and such change could be material as information becomes available. The Company’s estimates include thoroughbreds reserve for potential impairment, and contingent liabilities.

Consolidation Policy

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sora Ventures. All significant intercompany balances and transactions have been eliminated in consolidation.

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Recapitalization

For financial accounting purposes, this transaction was treated as a reverse acquisition by Sora Ventures, LLC., and iPure Labs, Inc. resulted in a recapitalization with Sora Ventures, LLC being the accounting acquirer and iPure Labs Inc. as the acquired company. iPure Labs, had no assets, or operations on the date of merger. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, Sora Ventures and have been prepared to give retroactive effect to the reverse acquisition completed on December 31, 2020 and represent the operations of Sora Ventures.

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

Stock-Based Compensation

ASC 718, “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the consolidated financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue from consulting services, licensing agreements, and testing of cannabis and hemp products for medicinal and adult-use consumption.

The Company accounts for a contract after it has been approved by all parties to the arrangement, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

The Company evaluates the services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The Company’s services included in its contracts are distinct from one another.

The Company determines the transaction price for each contract based on the consideration it expects to receive for the distinct services being provided under the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the services provided. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms, and whether there is an alternative future use of the service.

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The Company recognizes revenue from testing services upon delivery of its testing results to the client. Customer orders for testing services are generally completed within two weeks of receiving the order.

Consulting engagements may vary in length and scope, but will generally include the review and/or preparation of regulatory filings, business plans, and financial models, operating plans, and technology support to customers within the same industry. Revenue from consulting services is recognized upon completion of deliverables as outlined in the consulting agreement.

The Company recognizes revenue from the right of use license agreements upon transfer of control of the functional intellectual property. In certain licensing agreements, the Company may receive royalty revenues based upon performance metrics which are recognized as earned over time.

Fair Value of Financial Instruments

The Company has adopted the guidance under ASC Topic 820 for financial instruments measured on fair value on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In September 2017, the FASB has issued Accounting Standards Update (ASU) No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Both of the below entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

In May 2014, the FASB issued accounting standards updates which modifies the requirements for identifying, allocating, and recognizing revenue related to the achievement of performance conditions under contracts with customers. This update also requires additional disclosure related to the nature, amount, timing, and uncertainty of revenue that is recognized under contracts with customers. This guidance is effective for fiscal and interim periods beginning after December 15, 2017 and is required to be applied retrospectively to all revenue arrangements. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

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Note 4 - Commitments and Contingencies

Dividend policy

The Company intends to distribute cash dividends to the shareholders from the proceeds of its real estate operations. However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Note 5 - Equity

Preferred Stock

The Company has authorized 5,000,000 preferred shares with a par value of $0.001 per share. Board of Directors are authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

Series C Preferred Stock

The Company has designated 2,500,000 preferred shares of Convertible Preferred Series C Stock with a par value of $0.001 per share.

As of December 31, 2020, the Company had 2,100,000 shares of Series C Preferred Stock issued and outstanding.

The 2,100,000 shares of Convertible Preferred Series C Stock outstanding have the rights, designations and preferences below:

●	Holders of the Convertible Preferred Series C Stock, as a group, are entitled to receive dividends at a rate of five times the dividends, if any, issued to Common Share Holders, as a group;
●	each one (1) share of Series A Preferred Stock is entitled to one thousand (1,000) votes on all matters submitted to a vote of our common stockholders;
●	each one (1) share of Series A Preferred Stock shall be convertible into one hundred (100) shares of our common stock; and
●	upon our Liquidation, dissolution or winding up the holders of the Convertible Preferred Series C Stock shall be entitled to receive $.125 per share held;

Common Stock

The Company has authorized 1,495,000,000 shares of common stock with a par value of $0.001 per share.

As of December 31, 2020, the Company had 38,443,988 shares of common stock issued and outstanding, respectively.

Recent Sales of Unregistered Securities

The following issuances of our securities during the three-month period ended September 30, 2020 were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder. The purchasers were accredited investors, familiar with our operations, and there was no general solicitation.

On December 31, 2020, we issued 1,100,000 shares of the Convertible Preferred Series C Stock and 6,000,000 shares of common stock to Thomas B. Fore associated with the acquisition of Sora Ventures, LLC. Thomas B. Fore subsequently gifted the 6,000,000 shares of common stock to Friends and Family. (Section 3A: Issuance History: Changes to the Number of Outstanding Shares)

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Note 6 - Loss Per Common Share

Basic earnings per share (“EPS”) is computed by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings. As of December 31, 2020, the Company did not have any dilutions.

Note 7 – Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2020 to the date these financial statements were issued, and have the following events to disclose:

On January 13, 2021, the Company has entered into stipulated settlement agreement with noteholder #5. In accordance with the agreement, the noteholder has agreed to settle the amount due of $225,209.40, for a cash payment in the amount of $150,000 and the issuance of 300,000 restricted common shares of IPLB. Payments of $25,000 are due monthly commencing February 15, 2021, with a balloon payment of $50,000 due June 30, 2021.

On January 14, 2021, the Company has entered into stipulated settlement agreement with noteholder #1. In accordance with the agreement, the noteholder has agreed to settle the amount due of $462,569.00, for a cash payment in the amount of $300,000 and the issuance of 500,000 restricted common shares of IPLB. One Payment of $300,000 is due on June 30, 2021.

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